POINTS INTERNATIONAL LTD.

Annual Information Form

March 6, 2019

Information presented herein is current as of March 6, 2019, unless otherwise indicated. All dollar amounts are in United States Dollars unless otherwise indicated.

Table of Contents

CORPORATE STRUCTURE	- 1 -
GENERAL DEVELOPMENT OF THE BUSINESS	- 1 -
GENERAL DESCRIPTION OF THE BUSINESS	- 3 -
Summary	- 3 -
Method of Providing Services	- 5 -
Specialized Skill and Knowledge	- 5 -
Competitive Conditions	- 5 -
Intangible Property	- 5 -
Seasonality	- 6 -
Economic Dependence	- 6 -
Changes to Contracts	- 6 -
Employees	- 6 -
RISK FACTORS	- 6 -
DIVIDENDS	- 6 -
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	- 7 -
MARKET FOR SECURITIES	- 7 -
DIRECTORS AND EXECUTIVE OFFICERS	- 7 -
Current Directors	- 7 -
Current Executive Officers	- 12 -
Security Holdings	- 12 -
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	- 12 -
Conflicts of Interest	- 13 -
AUDIT COMMITTEE	- 13 -
Audit Committee Charter	- 13 -
Composition of the Audit Committee	- 13 -
Relevant Education and Experience	- 13 -
Audit Committee Pre-Approval Policies and Procedures	- 14 -
External Auditor Service Fees (By Category)	- 14 -
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	- 14 -
TRANSFER AGENT	- 14 -
INTEREST OF EXPERTS	- 14 -
ADDITIONAL INFORMATION	- 15 -

The following Annual Information Form (“AIF”) of Points International Ltd. (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2018 (“2018 Audited Consolidated Financial Statements”). Further information, including Points’ Management Discussion and Analysis for the year ended December 31, 2018 (“2018 MD&A”), may be accessed at www.sedar.com or www.sec.gov.

CORPORATE STRUCTURE

Points International Ltd. is a corporation continued under the Canada Business Corporations Act. The head and registered office of the Corporation is 111 Richmond Street West, Suite 700, Toronto, Ontario, M5H 2G4.

The Corporation has five wholly-owned direct subsidiaries: (a) Points.com Inc., a corporation amalgamated under the Business Corporations Act (Ontario), (b) Points International (UK) Limited, a company incorporated under the laws of the United Kingdom, (c) Points International (U.S.) Ltd., a corporation incorporated under the laws of the State of Delaware, (d) Points Development US Ltd. (formerly Accruity Inc.), a corporation incorporated under the laws of the State of Delaware and (e) Points Travel Inc., a corporation incorporated under the Business Corporations Act (Ontario).

GENERAL DEVELOPMENT OF THE BUSINESS

In February 2016, the Corporation launched a hotel redemption program with La Quinta Inns & Suites, allowing La Quinta Returns members to redeem their loyalty points for bookings at thousands of luxury hotel locations across the globe. Built on the Points Travel platform, the redemption program provides participating members with even greater value and convenience.

In March 2016, the Corporation announced a normal course issuer bid pursuant to which the Corporation had the ability to repurchase up to 765,320 of its common shares (the “2016 Repurchase”), representing approximately 5% of its issued and outstanding common shares as of February 23, 2016. The 2016 Repurchase commenced on March 9, 2016, terminated on March 8, 2017 and was subject to the Corporation’s normal trading blackout periods. Pursuant to the 2016 Repurchase, the Corporation purchased 428,228 common shares, all for cancellation.

In April 2016, the Corporation launched Flying Blue, Air France-KLM’s frequent flyer program, on the Points Travel platform. Flying Blue’s Points Travel integration allows members to both earn miles for hotel bookings or redeem their miles in a combination of miles and cash on hotel bookings. Also in April 2016, Points announced a partnership with Shangri-La Hotels and Resorts. Under the new partnership, members of Shangri-La’s Golden Circle program will be able to Buy and Gift award points for themselves and others.

In May 2016, Points announced a partnership with App In the Air, the travel application that helps users navigate their entire flying process. Powered by the Points Loyalty Wallet, Points will power the loyalty section for App in the Air, which gives users the ability to register, track and transact their favourite travel loyalty programs.

In August 2016, the Corporation announced a new partnership with Canada’s AIR MILES Reward Program to launch AIR MILES Travel Hub. Built on the Points Travel platform, the Travel Hub allows AIR MILES collectors to book stays at hotels and all-inclusive resorts around the world. Also in August 2016, the Corporation announced the launch of Hawaiian Airlines on the Points Travel platform. HawaiianMiles members will now be able to redeem their frequent flyer miles to pay for all or part of hotel bookings at hotel properties around the globe.

In November 2016, Points announced an expansion of its Points Travel partnership with Miles & More. Under this expansion, Miles & More members can now redeem their award miles to pay for all or part of their bookings at hotels and resorts around the globe. In December 2016, the Corporation expanded the functionality of Points Travel to include car rental booking functionality. The new service, launched with Miles & More, provides members the ability to book car rentals by using their miles, or a combination of miles and cash.

In February 2017, Points expanded its footprint in Latin America and the Caribbean with the announcement of a new partnership with Copa Airlines, enabling ConnectMiles members to buy, gift or transfer their reward miles.

In April 2017, in collaboration with Collinson Latitude, the Corporation signed a multi-year agreement with All Nippon Airways (“ANA”), Japan’s largest airline. In this new partnership, ANA Mileage Club has integrated with Points Travel, enabling members to earn or redeem their miles when transacting for hotel and car rental bookings. In addition, ANA also launched the ANA Global Mileage Mall and ANA Global Selection, powered by Collinson Latitude’s Earn Mall and Redemption Store solutions. Also in April 2017, Points announced a new partnership with WestJet, enabling members to buy WestJet Dollars.

In May 2017, the Corporation launched its buy services with Etihad Airways, enabling Etihad Guest Reward members to buy miles. In June 2017, Points announced a new partnership with the Bank of Nova Scotia (“Scotiabank”), one of Canada’s leading financial institutions, to add new multi-loyalty program functionality to Scotiabank’s mobile banking app. Scotiabank users now have the ability to track and access loyalty balances for multiple loyalty programs.

In August 2017, the Corporation announced a new partnership with Air Europa, enabling SUMA program members to buy, gift and transfer miles. Also in August 2017, the Corporation announced an additional normal course issuer bid pursuant to which the Corporation had the ability to repurchase up to 743,468 of its common shares (the “2017 Repurchase”), representing approximately 5% of its issued and outstanding common shares as of July 31, 2017. In connection with the 2017 Repurchase, the Corporation entered into an automatic share purchase plan with a broker to facilitate repurchases of its common shares. Under the automatic share purchase plan, the Corporation’s broker was permitted to repurchase common shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. The 2017 Repurchase commenced on August 14, 2017 and terminated on August 13, 2018. Pursuant to the 2017 Repurchase, the Corporation purchased the maximum amount of 743,468 common shares, all for cancellation.

In October 2017, the Corporation announced a new partnership with Groupon. Groupon’s U.S. members can now earn loyalty currency on purchases from their choice of a number of participating loyalty programs.

In November 2017, the Corporation announced a new partnership with Velocity Frequent Flyer, the loyalty program of Virgin Australia, to take its Points Booster program online. Velocity members are now able to top up their Velocity Points online in order to redeem for a reward sooner.

In January 2018, the Corporation announced that Etihad Guest, the loyalty program of Etihad Airways, expanded its relationship with the Corporation to enable Etihad Guest members to earn miles through Travel Rewards when booking hotels and renting cars. In September, the Corporation announced that Etihad Guest expanded this relationship to offer its members more travel rewards when booking hotels and renting cars.

In April 2018, Emirates Airline engaged Points to provide its Emirates Skywards members with a new way to Buy, Gift, Transfer and Reinstate Skywards miles.

Also in April 2018, the Corporation was successful in launching a new program with Drop Tank to power Marathon Petroleum Company LPs new rewards program “MakeitCount”. Under this program, running on the Loyalty Commerce Platform, the Marathon brand is collaborating with Southwest Airlines, La Quinta Inns and Suites, the Arbor Day Foundation and Marathon’s own My CentsOff program on their purchases of both fuel and featured non-fuel items.

In May 2018, the Corporation announced a partnership with Priceline which will permit it to leverage Priceline’s hotel inventory providing access to leading hotels worldwide and enhancing the hotel options for its Points Travel services. In addition, Members of Singapore Airlines’ KrisFlyer Program can now use KrisFlyer miles to redeem for hotels and car rental locations through the Points Travel platform.

In June 2018, the Corporation announced that members of the Air Europa SUMA program now have the ability to earn or redeem miles when booking hotels across the globe through Points Travel.

In August 2018, the Corporation announced an additional normal course issuer bid pursuant to which the Corporation has the ability to repurchase up to 710,893 of its common shares (the “2018 Repurchase”), representing approximately 5% of its issued and outstanding common shares as of July 31, 2018. In connection with the 2018 Repurchase, the Corporation also renewed its automatic share purchase plan. The 2018 Repurchase commenced on August 14, 2018 and will terminate on August 13, 2019. As at December 31, 2018, pursuant to the 2018 Repurchase, the Corporation had purchased 157,951 common shares, all for cancellation.

In December 2018, the Corporation announced a long-term strategic partnership with Amadeus, a world leader in loyalty offerings. Both new and existing airline customers of both companies will benefit from the combined portfolio as the partnership is designed to help airlines unlock greater economics from their loyalty programs by integrating Points’ solutions within existing Amadeus Loyalty Management and Awards solutions at the click of a button. The integrated portfolio of services will help airlines further improve loyalty redemption and member engagement. In addition, the Corporation was also successful in expanding its relationship with Alaska Airlines to permit their Mileage Plan members the opportunity to purchase higher elite status.

GENERAL DESCRIPTION OF THE BUSINESS

Summary

Points is the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, third party brands and end consumers across a global transaction platform. Points partners with leading loyalty brands by providing solutions that help make their programs more valuable and engaging while driving revenue and increasing profitability to the program. The Corporation does not manage its own loyalty program nor does it offer the core technology that operates a loyalty program. Points’ business is focused on becoming an important strategic partner to the world’s most successful loyalty programs by partnering with them on valuable, private label, ancillary services.

Points’ business combines attributes of both a platform and a marketing services business to offer a portfolio of consumer and business facing products and services that facilitate either the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

At its simplest, Points’ products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. The Corporation has commercial agreements with nearly 60 leading loyalty brands around the world. Most contracts enable the Corporation to transact directly or indirectly with the loyalty programs member base to facilitate the sale, redemption or earning of loyalty currency online.

Core to the Corporation’s operations is the Loyalty Commerce Platform (“LCP”), an open, Application Program Interface (API) based transaction processing platform that the Corporation leverages for all aspects of the business. The key functions of the LCP include direct, real time, integrations into partners’ loyalty program data bases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency. Of growing importance is the marketing automation capability that continues to develop as part of the LCPs functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP. Through the LCP, the Corporation has direct integrations with over 60 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Leveraging the LCP, the Corporation operates in three segments, each of which contain multiple loyalty products and services: (1) Loyalty Currency Retailing; (2) Platform Partners; and (3) Points Travel.

Loyalty Currency Retailing

The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward. Included in this segment are the Corporation’s buy, gift, transfer, reinstate, accelerator and status miles services. These services provide loyalty program members the ability to buy loyalty program currency (such as frequent flyer miles or hotel points) for themselves, as gifts for others, or perform a transfer of loyalty currency to another member within the same loyalty program.

The Corporation has direct partnerships with over 30 loyalty programs that leverage the Loyalty Currency Retailing services and functionality offered by the LCP. Loyalty Currency Retailing services provide high margin revenue and profitability to Points’ loyalty programs while increasing the member engagement by unlocking the value of loyalty currency in the members’ accounts.

Points may take a principal role in the retailing of loyalty currencies, whereby it sells points and miles at retail rates to end consumers while purchasing points and miles at wholesale rates from its loyalty program partners. Alternatively, the Corporation may assume an agency role in the retailing and wholesaling of loyalty currencies, where it takes a less active role in the relationship and receives a commission on each transaction.

Platform Partners

The Corporation’s Platform Partners segment comprises a broad range of applications that are connected to and enabled by the functionality of the LCP. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels, including loyalty program, co-branded and third-party channels.

Included in the Platform Partners segment are multiple third-party managed applications that are enabled by the LCP, many of which are redemption based services that offer efficient cost management solutions to loyalty programs. Also included in this segment are earn based services, where merchants who partner with Points can purchase loyalty currency to offer to their customers as an award for every day shopping.

Points Travel

The Points Travel segment connects the world of online travel bookings with the broader loyalty industry and consists of the Corporation’s Points Travel and PointsHound services.

In 2014, the Corporation acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, which today continues to offer consumers the ability to earn loyalty currency from 20 loyalty programs. Leveraging the PointsHound technology, the Corporation developed its Points Travel services, the first white-label travel hotel booking service specifically designed for loyalty programs. Points partners with loyalty programs to provide a seamless travel booking experience for loyalty program members and enables the members to earn and redeem their loyalty currency while making hotel and car bookings online. Points Travel offers a rewarding value proposition for loyalty program members as they can earn high levels of points/miles for a hotel or car booking or have the ability to fully redeem points/miles, or a combination of points and cash, for hotel stays and car rentals.

Method of Providing Services

The Corporation’s services are generally delivered through web-enabled e-commerce solutions.

Specialized Skill and Knowledge

The Corporation currently employs six executive officers. The current executive team possesses many years of loyalty industry experience, and has managed large loyalty programs, sales forces, marketing departments and technology systems. The success of the Corporation is dependent upon the experience of such key personnel and loss of such personnel could adversely affect the Corporation’s business, operations and prospects.

In addition, the Corporation’s services are delivered using proprietary technology. As a result, the Corporation is also dependent upon its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Competitive Conditions

The Corporation’s loyalty currency retailing services must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed. In addition, no assurances can be given that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business.

With respect to the services included in the Platform Partners segment, direct and indirect competitors could include any organization seeking access to customers through direct marketing channels, as well as any technology solutions company that is capable of providing redemption and accrual options for loyalty programs. Redemption and accrual based products offered directly by the Corporation or indirectly through third-parties that manage their applications on the LCP, face competition from other technology solutions providers that offer similar types of services to loyalty programs. Additional direct and indirect competitors may emerge in the future.

The PointsHound and Points Travel services face direct and indirect competition from other hotel booking engines and hotel booking solutions. These potential competitors currently offer products similar to the hotel booking features available through the PointsHound and Points Travel services, but do not offer the same value proposition that the Corporation can leverage through the Loyalty Currency Retailing segment.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Development of in-house solutions could impact the Corporation in a negative way and reduce its ability to compete and operate as a viable business.

Any competition or adverse change in the business relationships described above could have a material adverse impact on the Corporation’s business, operations and prospects.

Intangible Property

The Corporation has built a significant brand and reputation around the “Points.com” name. The Corporation’s operating subsidiary, Points.com Inc., maintains certain trademark registrations for POINTS.COM which provides it with certain exclusive rights. These registrations are renewable in perpetuity. The Corporation also maintains a portfolio covering certain other trademarks. Although management believes the trademark portfolio is valuable, the portfolio is not considered to be critical to the success of the Corporation’s business.

As a technology supported business, the Corporation maintains a significant software base that is continually evolving. This software base is critical to the operation of the business.

The Corporation has two issued patents: US Patent No. 8,595,055 titled an “Apparatus and method of facilitating the exchange of points between selected entities”, and US Patent No. 8,433,607 titled a “System and method for exchanging reward currency”. Both patents relate to the Corporation’s website at www.points.com and the exchange and trade functions available on that site. The Corporation also maintains a patent application portfolio covering certain other inventions. Although management believes the patent portfolio is valuable, the portfolio is not considered to be critical to the success of the Corporation’s business.

Seasonality

The Corporation’s operations are not subject to seasonal fluctuations. However, the Corporation’s financial performance is significantly impacted by the timing of promotions run by Points on behalf of its loyalty program partners in respect of its Loyalty Currency Retailing segment.

Economic Dependence

The Corporation is dependent on the loyalty industry in general and is highly dependent on the viability of certain key loyalty program partners. For the year ended December 31, 2018, there were three loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 70% of the Corporation’s total revenue. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. It should be noted that, in respect of the Corporation’s Principal Revenue (as defined in the Corporation’s consolidated financial statements) the Corporation transacts directly with loyalty program members and does not generate material revenue directly from loyalty partners.

Changes to Contracts

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have an adverse effect on the financial condition or results of operations of the Corporation.

Employees

As at December 31, 2018, the Corporation had 230 full-time employees.

RISK FACTORS

Investing in Internet-based businesses can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out under the heading “Risks and Uncertainties” in the 2018 MD&A (which is incorporated into this AIF by reference) prior to making an investment decision with respect to the Corporation.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders. With the exception of any funds used by the Corporation to buy back its shares, the Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors of the Corporation does not anticipate paying any dividends for the foreseeable future. The board of directors may review this policy from time to time, having regard to the Corporation’s financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As of December 31, 2018, 14,111,864 common shares were outstanding. The Corporation has no preferred shares outstanding.

The common shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of the Corporation and participate equally on any liquidation, dissolution or winding up of the Corporation.

MARKET FOR SECURITIES

The Corporation’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “PTS” and on the NASDAQ Capital Market under the symbol “PCOM”. The following table shows the monthly price ranges and volumes for the common shares traded through the TSX in Canadian Dollars.

Fiscal 2018	High ($)	Low ($)	Close ($)	Volume
January	15.50	12.44	14.50	60,263
February	14.51	13.25	13.40	21,984
March	14.16	12.50	12.75	102,691
April	14.13	12.05	13.60	88,763
May	18.94	13.44	18.79	92,962
June	23.05	17.68	21.70	232,602
July	24.32	18.78	19.00	95,879
August	21.75	18.84	20.00	55,378
September	20.3	15.66	18.15	52,657
October	19.59	15.68	16.41	119,048
November	17.25	13.56	14.28	186,796
December	15.00	12.24	13.62	75,993

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors

The following table provides certain background information with respect to each director of the Corporation. The Corporation’s directors will hold office for a term expiring at the conclusion of the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed and will be eligible for re-election. Detailed biographies for each director are provided below.

Name Place of Residence	Director Since	Current Principal Occupation	Common Shares Beneficially Owned[1]
David Adams (Quebec)	May, 2016	Corporate Director Former Chief Financial Officer, Aimia Inc.	9,013
Christopher Barnard (Ontario)	May, 2007 (and Feb. 2000 to April, 2005)	President, Points International Ltd. and Points.com Inc.	206,029
Michael Beckerman (Ontario)	May, 2010	Corporate Director Former Chief Executive Officer, Ariad Communications and Bluespire Marketing	16,891
Douglas Carty (Illinois, U.S.A.)	February, 2002	Corporate Director	38,614
Bruce Croxon (Ontario)	October, 2008	Investor and Advisor	28,794
Charles Gillman (California, U.S.A.)	May, 2017	Executive Managing Director of IDWR Multi- Family Office	1,721
Robert MacLean (Ontario)	February, 2002	Chief Executive Officer, Points International Ltd. and Points.com Inc.	201,146
John Thompson (Ontario)	February, 2002	Corporate Director	178,498

     1. As of December 31, 2018.

Director Biographies

David Adams

Mr. Adams was elected as Chairman of the Corporation in June of 2018 and has been a director of the Corporation since May of 2016. He served as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until his retirement in March, 2016. At the time of his retirement, Aimia Inc. was a publicly traded global data driven marketing and loyalty analytics company which had close to 4,000 employees in 20 countries and owned and operated well known coalition loyalty programs such as Aeroplan in Canada and Nectar in the UK. He currently serves on the Board of Directors and is Chair of the Audit Committee and a member of the Nominating and Governance Committee of Cardlytics Inc. (Nasdaq), a transaction based marketing company headquartered in Atlanta. He is a non-executive director, Chairman of the Audit Committee and a member of the Remuneration Committee of TCC Global, a private global loyalty company. He is also on the Board of Directors of Plan International Canada where he is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. He is a member of the Board of Governors of the Stratford Festival, North Americaﾒs largest classical repertory theater company.

Until he resigned in December 2018, Mr. Adams served on the Board of Directors and Audit and Human Resource Committees of Club Premier, AeroMexicoﾒs frequent flyer program and previously was a board member of Nectar Italia and Prisma in Brazil.

Before joining Aimia, Mr. Adams was Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc. Prior to Photowatt, he acted as Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc. Mr. Adams has also previously held a variety of executive positions at CAE Inc., a global market leader in the production of flight simulators and control systems. Prior to these roles, Mr. Adams held a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst & Young).

Mr. Adams is a CPA, CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

Christopher Barnard

Mr. Barnard is a founder of the Corporation. As President of Points and its subsidiary Points.com Inc., Mr. Barnard is currently responsible for corporate strategy, corporate development and investor relations. He has also held various interim operating positions at the Corporation including Chief Financial Officer, as well as being responsible for both product development and marketing.

Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties over the Corporation’s history and in 2015 he was named as one of the 100 most influential leaders in Fintech globally. In his corporate development capacity, Mr. Barnard has been instrumental in raising capital for the Corporation, including multiple equity financings and a strategic investment from InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm. He also led Points’ three corporate acquisitions of MilePoint, PointsHound and Crew Marketing as well as the recently announced strategic partnership with Amadeus IT Group S.A.

In 1998, Mr. Barnard co-founded Canada’s first internet business incubator, Exclamation International, from which the Corporation was created. Prior to Exclamation, Mr. Barnard was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada’s most notable internet technology stories.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

Michael Beckerman

Mr. Beckerman has served as a director of the Corporation since May of 2010 and is currently a member of the Corporation’s Human Resources and Corporate Governance Committee.

Mr. Beckerman’s sales and marketing career spans over twenty years, three continents and several industries. During this time he has worked on both the client and agency side of the business.

His experience has included senior roles in Canada, Europe and Asia, and culminated with responsibility for NIKE’s key U.S. retailers. Based in Hong Kong, Mr. Beckerman was responsible for the marketing of the NIKE brand across Asia-Pacific with a specific emphasis on advertising, promotions and sponsorship. He also served as Marketing Director for NIKE Germany and Director of Advertising for Europe and was at the helm when NIKE was named Brand of the Year. He later took over responsibilities for NIKE’s European retail efforts.

Following NIKE, Mr. Beckerman served as Vice President, Marketing for Canadian Airlines. He led a comprehensive rebranding effort that touched everything from employee engagement, market research, product development and brand identify systems prior to heading up Marketing and International expansion for e-commerce site MVP.com. This was a high profile company that had Michael Jordan, Wayne Gretzky and John Elway as lead investors. Mr. Beckerman and his team were some of the pioneers of on-line metrics around basket size, cost per acquisition and on-line customer experience metrics. The MVP.com brand and web-site design and development are still used as benchmarks in the industry.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal. He was responsible for increasing the marketing orientation and customer focus throughout that organization. While there, reporting to the CEO, he led the development of new brand identities for both its Canadian and U.S. operations which involved more than 1,000 retail locations and over 30,000 employees.

Mr. Beckerman recently retired as CEO of Ariad Communications and Bluespire Marketing. Ariad enjoyed record growth during his tenure. Ariad is an agency specializing in branding and on-line communications. Ariad has won numerous domestic and International awards and was recently named as one of the Top Places to Work in Canada.

Mr. Beckerman is a sought after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He also enjoys taking his marketing experience to help some charities and foundations sharpen their strategic focus, clearly articulate their cause and generate more funds for their charity.

Douglas Carty

Mr. Carty is a long serving director of the Corporation. He was Chairman of the Board of the Corporation from 2002 through 2007 and is currently Chairman of the Corporation’s Audit Committee.

Mr. Carty is currently Chairman and Co-Founder of Switzer-Carty Transportation Inc., a Burlington, Ontario based provider of school bus services.

Mr. Carty is also a Director of Wajax Corporation where he serves on the Audit (Chair) and Governance Committees and YRC Worldwide Inc. where he serves on the Finance, Audit, Human Resources and Business Strategy (Chair) Committees.

Mr. Carty previously served at Laidlaw International Inc. as Chief Financial Officer and subsequently as President and Chief Executive Officer of its school bus subsidiary. Prior to Laidlaw, Mr. Carty served as Chief Financial Officer of Atlas Air Worldwide Holdings Inc. and Canadian Airlines Corporation.

Mr. Carty holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Arts (Honours) from Queens University.

Bruce Croxon

Mr. Croxon has served as a director of the Corporation since October of 2008 and is a member of the Corporation’s Human Resources and Corporate Governance Committee.

Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early stage digital businesses in Canada. He is also active in a number of charities, including Food Allergy Canada and Helping Hands Jamaica.

Charles Gillman

Mr. Gillman was elected as a director of the Corporation in May of 2017.

Mr. Gillman is currently the Executive Managing Director of the IDWR Multi-Family Office, a multi-family investment firm, a position he has held since June 2013. IDWR employs a team of analysts with expertise in finding publicly traded companies that require operational enhancement and an improvement in corporate capital allocation.

From 2001 to 2013, Mr. Gillman was a portfolio manager of certain family office investment portfolios at Nadel and Gussman, LLC. Prior to his employment at Nadel and Gussman, Mr. Gillman worked in the investment industry and as a strategic management consultant at McKinsey & Company, where he gained experience designing operational turnarounds of U.S. and international companies.

Mr. Gillman has served as a director of Solitron Devices, Inc., a solid-state semiconductor components company, since 2016 and has served as a director of Hill International, a construction management company, since 2016.

Mr. Gillman is a Summa Cum Laude graduate of the Wharton School of the University of Pennsylvania and a Director of the Penn Club of New York, which serves as the Manhattan home of the Wharton and Penn alumni community.

Robert MacLean

Mr. MacLean is a founder of the Corporation and has served as Chief Executive Officer of the Corporation since its beginnings in February 2000. As CEO, Mr. MacLean champions the vision for the Corporation and directs an exceptional team of executives. Mr. MacLean has led his team to deliver a suite of innovative solutions for the global loyalty industry, earning a growing number of partnerships with the world’s leading loyalty programs as well as numerous industry technology providers.

Prior to founding the Corporation, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines International, Mr. MacLean led a team throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was also responsible for the airline’s award-winning Canadian Plus loyalty program and also served as Canadian Airlines’ senior representative on the Oneworld™ Alliance’s Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and has spoken frequently at industry events worldwide.

Mr. MacLean is a member of the board of directors of Prodigy Ventures, a TSXV listed technology company, and is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs. Mr. MacLean also sits on multiple advisory boards in the technology industry.

Mr. MacLean is a graduate of Acadia University.

John Thompson

Mr. Thompson is a long serving director of the Corporation. He is currently Chairman of the Human Resources and Corporate Governance Committee and a member of the Audit Committee.

Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada’s leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr. Thompson’s responsibilities at Loblaws included, amongst other things, responsibility for human resources and President’s Choice, one of the largest, most recognized and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chairman of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada’s finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA. Current Executive Officers

The following table sets forth the name, province or state of residence, and current and five-year historic occupations of the executive officers of the Corporation.

Name Title	Province or State of Residence	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Robert MacLean Chief Executive Officer	Ontario	Chief Executive Officer, Points International Ltd. and Points.com Inc.
Christopher Barnard President	Ontario	President, Points International Ltd. and Points.com Inc.
Erick Georgiou Chief Financial Officer	Ontario	Chief Financial Officer and other previous roles, Points International Ltd. and Points.com Inc.
Peter Lockhard Chief Operating Officer	Ontario	Chief Operating Officer and other previous roles, Points International Ltd. and Points.com Inc.
Inez Murdoch Chief People Officer	Ontario	Chief People Officer and other previous roles, Points International Ltd. and Points.com Inc.
Owen Tran Chief Technology Officer	California	Chief Technology Officer and other previous roles, Points International Ltd. and Points.com Inc. (April 2014 to present) Chief Technology Officer, Switchfly Inc. (Sept. 2007 to April 2014)

Security Holdings

As of December 31, 2018, as a group, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 772,238 common shares representing approximately 5.5% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no director or executive officer of the Corporation is, as at the date of this AIF, or within the last 10 years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that: (a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (b) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, but which resulted from an event that occurred while that person was acting in that capacity.

Other than as described below, to the knowledge of the Corporation, no director or executive officer of the Corporation is, as at the date of this AIF, or within the last ten years before the date of this AIF has been, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Gillman was a director of Novation Companies, Inc. (“NOVC”), a U.S. publicly listed company, when it filed for Chapter 11 business reorganization in the U.S. Bankruptcy Court for the District of Maryland (Baltimore Division) on July 20, 2016. On June 12, 2017 a plan of reorganization proposed by NOVC was confirmed by the court, which plan became effective on July 27, 2017 following the satisfaction of certain conditions precedent. Mr. Gillman was a director of NOVC from January 6, 2016 until April 12, 2018.

Other than as described below, to the knowledge of the Corporation, no director or executive officer of the Corporation has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Gillman is subject to an order of the U.S. Securities and Exchange Commission (the “SEC”) issued on February 14, 2017 in connection with a failure by certain groups of investors, including Mr. Gillman, to properly disclose ownership information during a series of five campaigns to influence or exert control over certain publicly listed companies. In each of the campaigns, the groups collectively owned more than five percent of the companies’ outstanding common stock, however, they either failed to file, filed incomplete, or failed to update required ownership filings under applicable U.S. securities laws. Mr. Gillman was found to have violated Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder and Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 thereunder. Without admitting or denying the findings, the investors, including Mr. Gillman, consented to the SEC order and agreed to certain sanctions. Mr. Gillman was ordered to pay a civil penalty of $30,000 and to cease and desist violations of U.S. securities laws.

To the knowledge of the Corporation, no director or executive officer of the Corporation has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential material conflict of interest with Points.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the Audit Committee’s mandate is attached hereto as Appendix A.

Composition of the Audit Committee

The Audit Committee is currently comprised of Douglas Carty (Chair), David Adams and John Thompson. Each member of the Audit Committee is independent and has represented to the Corporation that he is financially literate within the meaning of NI 52-110.

Relevant Education and Experience

Mr. Carty (Chair) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen’s University. As described in the section above on “Directors and Executive Officers”, Mr. Carty has held several senior executive positions of public companies that are directly relevant to his performance as Chair of the Audit Committee.

Mr. Adams holds a Bachelor of Commerce and Finance degree from the University of Toronto and is also a CPA, CA. As described in the section above on “Directors and Executive Officers”, Mr. Adams has held several senior executive positions that are directly relevant to his role on the Audit Committee, including most recently serving as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until March, 2016.

Mr. Thompson holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA. Mr. Thompson has 28 years of executive experience.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services performed by the Corporation’s external auditor in order to ensure these services do not impair the external auditor’s independence.

In accordance with applicable Canadian and U.S. securities rules and regulations, services provided by the Corporation’s external auditor are categorized as audit services, audit-related services, tax services and all other services.

The Audit Committee reviews and pre-approves the terms and fees of the external auditor’s annual audit services engagement, which includes, the external auditor’s attestation report on the effectiveness of the Corporation’s internal control over financial reporting.

Certain identified audit services, audit-related services and tax services are pre-approved by the Audit Committee up to a prescribed limit in fees per fiscal year. Management and the external auditor ensure that details of any services performed pursuant to such pre-approval are reported to the Audit Committee on a quarterly basis.

The Chairman of the Audit Committee has authority to pre-approve any non-audit services, including audit-related and tax services, up to a prescribed limit in fees per fiscal year. The details of all such pre-approved services are reported to the Audit Committee on a quarterly basis.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor in the last two fiscal years are as follows:

	2018 (CAD$)	2017 (CAD$)
Audit Fees	657,399	558,879

In the table above, Audit Fees include fees for the annual audit of our consolidated financial statements, interim reviews of our quarterly condensed consolidated financial statements and statutory audits of our wholly-owned subsidiaries by our external auditor.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no director or executive officer of Points or a person or company that beneficially owns or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities, or an associate or affiliate thereof, had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or during the current fiscal year that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, ON M5J 2Y1
Canada

INTEREST OF EXPERTS

KPMG LLP, the external auditor of the Corporation, reported on the 2018 Audited Consolidated Financial Statements. KPMG LLP have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Corporation under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information about the Corporation can be found at www.sedar.com or www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation’s most recent Management Information Circular.

Additional financial information can also be found in the Corporation’s 2018 Audited Consolidated Financial Statements and the 2018 MD&A.

APPENDIX A

AUDIT COMMITTEE MANDATE

1.	ESTABLISHMENT OF COMMITTEE

1.1        Establishment of the Audit Committee Confirmed

The establishment of the audit committee of the board of directors of Points International Ltd., is hereby confirmed with the purpose, constitutions and responsibilities herein set forth.

1.2        Certain Definitions In this mandate:

(a)	“Board” means the board of directors of Points International;

(b)	“Chair” means the chair of the Committee;

(c)	“Committee” means the audit committee of the Board;

(d)	“Director” means a member of the Board;

(e)	“External Auditor” means the person occupying the office of auditor of the Corporation in accordance with the Canada Business Corporations Act;

(f)	“Mandate” means this written mandate of the Committee and any such mandate for the Committee which the Board resolves from time to time shall be the mandate of the Committee; and

(g)	“Points International” or the “Corporation” means Points International Ltd.

2.	PURPOSE AND OBJECTIVE

2.1        Purpose

The Committee’s purpose is to assist the Board in the discharge of its obligations in connection with:

(a)

the integrity of the Corporation’s financial statements, and accounting and financial reporting systems (including those used in connection with the preparation of its financial statements, budgets and forecasts);

(b)	the Corporation’s compliance with legal and regulatory requirements;

(c)	the External Auditor’s qualifications and independence;

(d)	the performance of the External Auditor and the performance of the Corporation’s internal audit function; and

(e)	the adequacy and integrity of the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

2.2        Discharge of Responsibilities

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section 8 of this Mandate.

3.	AUTHORITY AND OUTSIDE ADVISERS

	3.1	Information from Employees

The Board authorizes the Committee, within the scope of its responsibilities, to seek information it requires from any employee.

	3.2	Outside Advisors

The Committee shall also have the authority to retain (and terminate) such outside legal, accounting or other advisors as it may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate such advisors. The Committee shall have sole authority to approve related fees and retention terms.

4.	COMMITTEE MEMBERSHIP

	4.1	Number of Members

The Committee shall consist of not fewer than three Directors.

	4.2	Independence of Members

The members of the Committee shall be independent directors as defined in NI 52-110, the NASDAQ Listing Rules and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934.

	4.3	Financial Literacy

(a)	Requirement - Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)

Definition - “Financially literate” shall mean that the Director has the ability to read and understand a set of financial statements that present the breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.4        Financial Expert

Unless approved by the Board, the Committee shall have at least one financial expert as defined under Item 407 of Regulation S-K under the Securities Exchange Act of 1934.

4.5        Annual Appointment of Members

The members of the Committee shall be appointed by the Board. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

	4.6	Vacancy

The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors.

5.	COMMITTEE CHAIR

	5.1	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee (or if it fails to do so, the members of the Committee shall appoint the Chair from among its members). If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting and for delivering a casting vote, as necessary.

	5.2	Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

	5.3	Casting Vote

In case of an equality of votes, the Chair in addition to his original vote shall have a second or casting vote.

6.	COMMITTEE MEETINGS

	6.1	Quorum

A quorum of the Committee shall be a majority of its members. No business shall be transacted by the Committee except at a meeting at which a quorum of the Committee is present.

	6.2	Secretary

The Secretary of the Committee will be the Secretary of the Board, unless otherwise appointed by the Chair. The Secretary may, but need not, be a member of the Committee.

	6.3	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly. In addition, meetings may be called by any member of the Committee or by the External Auditor on two days’ notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

	6.4	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

	6.5	Invitees

The External Auditor, the Chief Executive Officer and the Chief Financial Officer of Points International shall be entitled to receive notice of and to be heard at each meeting of the Committee, as non-voting observers. The Committee may additionally invite Directors, officers and employees of Points International or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

6.6        In Camera Sessions with External Auditor

As part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements or at which the Committee reviews the interim financial statements, the Committee shall meet separately with each of:

(a)	the Chief Financial Officer; and

(b)	the External Auditor.

No minutes of the in camera sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

7.	REMUNERATION OF COMMITTEE MEMBERS

	7.1	Director Fees Only

No member of the Committee may earn fees from Points International or any of its subsidiaries other than directors’ fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive).

	7.2	Other Payments

For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from Points International and its affiliates.

8.	DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

	8.1	Financial and Related Information

(a)

Financial Reporting - The Committee shall only review annual and interim financial reports and related financial documents for release to the public after the External Auditor has reviewed such material (if applicable) and the Chief Financial Officer has completed and signed a disclosure checklist regarding key areas affecting Directors’ liability. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and must periodically assess the adequacy of those procedures.

(b)

Financial Statements - The Committee shall review and discuss with management and the External Auditor, Points International’s annual and interim financial statements and related MD&A and report thereon to the Board before the Board approves those statements.

(c)	Accounting Treatment - The Committee shall review and discuss with management and the External Auditor on a timely basis:

i.

major issues regarding accounting policies, principles and financial statement presentations, including any significant changes in Points International’s selection or application of accounting principles and major issues as to the adequacy of Points International’s internal controls and any special audit steps adopted in light of material control deficiencies;

ii.

analyses prepared by management and the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative accounting methods on the financial statements;

iii.

the effect on the financial statements of Points International of regulatory and accounting initiatives and issues, as well as off-balance sheet transactions, structures, obligations (including contingent obligations) and other relationships of Points International with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of Points International;

iv.	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

v.	any financial information or financial statements in prospectuses and other offering documents;

vi.

the management certifications of the financial statements as may be required by applicable securities laws in Canada or otherwise, and all certifications and reports of any disclosure committee established by management from time to time; and

vii.	any other relevant reports or financial information submitted by Points International to any governmental body, or the public.

(d)	Discussion of Accounting Treatments - The Committee shall have direct communication channels with the External Auditor to discuss and review specific issues as appropriate.

(e)	Disclosure of Other Financial Information - The Committee shall discuss with management and the External Auditor:

i.

financial information to be disclosed in the press releases discussing the annual and interim profits or losses of the Corporation, paying particular attention to any use of “pro forma” or “adjusted” financial information;

ii.	financial information to be disclosed in any other press releases issued by the Corporation; and

iii.	financial information and earnings guidance (if any) provided to analysts and rating agencies.

(f)

Review of Communications - The Committee shall review with the External Auditor all material written communication between the External Auditor and management including, but not limited to, the management letter and schedule of unadjusted differences.

8.2        External Auditor

(a)

Authority with Respect to External Auditor. The Committee shall be responsible for the selection, compensation, retention and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In discharging its responsibilities, the Committee shall:

i.	recommend to the Board the accounting firm to be proposed to the shareholders for appointment as the External Auditor;

ii.	recommend to the Board the compensation of the External Auditor;

iii.	determine, at any time, whether the Board should recommend to the shareholders that the incumbent External Auditor be removed from office;

iv.	review the terms of the External Auditor’s engagement and discuss the audit fees with the External Auditor, as necessary; and

v.	require the External Auditor report directly to the Committee.

(b)	Independence of External Auditor. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process, the Committee shall:

i.

assure the regular rotation of the lead audit partner as required by applicable laws and consider whether, in order to ensure continuing independence of the External Auditor, the Corporation should periodically rotate the accounting firm that serves as External Auditor;

ii.

require the External Auditor to submit at least annually to the Committee a formal written statement delineating all relationships between the External Auditor and the Corporation, engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor, and recommend to the Board the appropriate actions to be taken in response to the External Auditor’s report to satisfy itself of the External Auditor’s independence;

iii.

unless the Committee adopts pre-approval policies and procedures, it must pre-approve any non-audit services provided by the External Auditor to the Corporation or its subsidiaries; provided, however, that the Committee may delegate such pre-approval authority to one or more of its members, who shall report to the Committee concerning their exercise of such delegated authority at or prior to the next scheduled meeting of the Committee; and

iv.

establish, approve and periodically review the Corporation’s hiring policy regarding partners, employees and former partners and employees of the External Auditor and any accounting firm that used to serve as External Auditor.

(c)

Issues Between External Auditor and Management. The Committee shall satisfy itself that any disagreement between management and the External Auditor regarding the Corporation’s financial reporting is resolved. As part of this process, the Committee shall:

i.	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor’s activities or on its access to requested information;

ii.	act as an intermediary with a view of resolving any significant disagreements that may arise between management of the Corporation and the External Auditor;

iii.	review with the External Auditor:

(A)	any accounting adjustments that were noted or proposed by the External Auditor, but were ultimately not made;

(B)	any auditing or accounting issues presented by the engagement;

(C)	any internal control issues or weaknesses identified by the External Auditor; and

(D)	the responsibilities, budget and staffing of the Corporation’s internal audit function.

(d)	Evaluation of External Auditor. The Committee shall evaluate the External Auditor each year and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

i.	obtain and review a report prepared by the External Auditor describing:

(A)	the External Auditor’s quality-control procedures;

(B)

any material issues raised by the most recent internal quality- control review, or peer review, of the External Auditor or by any inquiry, review, inspection or investigation involving the External Auditor by governmental or professional authorities, within the preceding five years, in respect of one or more independent audits carried out by the External Auditor, and any steps taken to deal with any such issues; and

(C)	all relationships between the External Auditor and the Corporation;

ii.	review and evaluate the performance of the lead partner of the External Auditor; and

iii.	obtain the feedback from the relevant members of management of the Corporation and the Internal Auditor on the performance of the External Auditor.

8.3        Management Response

The Committee shall obtain management’s response to significant remarks or findings of the External Auditor and shall follow-up as required on the status of the implementation of corrective measures.

8.4        Related Party Transactions

The Committee shall review and approve all related party transactions in which Points International is involved or which Points International proposes to enter into.

8.5        Risk Assessment, Risk Management and Internal Control

(a)

The Committee shall gain an understanding of Points International’s business and shall discuss Points International’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

(b)	The Committee shall assess and evaluate management’s internal control plan.

(c)	The Committee shall obtain regular updates from management and legal counsel regarding compliance matters.

	8.6	Other Matters

The Committee shall perform any other activities consistent with this Mandate, Points International’s by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

9.	WHISTLE BLOWING

	9.1	Procedure

The Committee shall be responsible for reviewing and evaluating the Corporation’s procedures for:

(a)	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

10.	HIRING PRACTICES

	10.1	Hiring Policies

The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

11.	REPORTING TO THE BOARD

	11.1	Regular Reporting

The Committee shall report to the Board following each meeting of the Committee and at such other times as the Chair may determine to be appropriate (provided that the Committee shall report to the Board at least four times per year) and shall ensure that the Board is made aware of matters that may significantly affect the financial condition or affairs of Points International.

12.	EVALUATION OF COMMITTEE PERFORMANCE AND MANDATE REVIEW

	12.1	Establish Process

The Board may establish a process for committees of the Board for assessing the performance of such committees on a regular basis and, if established, the Committee shall follow such process in assessing its performance.

	12.2	Amendments to Mandate

The Committee shall review and assess the adequacy of this Mandate annually and recommend to the Board any changes it deems appropriate.